

February 10, 2011

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed January 28, 2011**
> **File No. 333-169075**
> **Sales Literature Dated January 11, 2011**

Dear Mr. Schorsch:

We have reviewed Amendment No. 5 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

What conflicts of interest will your advisor or its affiliates face?, page 7

1. We note your revised disclosure on page 90 of the registration statement. Please identify the six senior partners that "collectively own a controlling interest in the dealer manager and the sponsors and/or co sponsors of the American Realty Capital Sponsored investment programs" in the chart. Please make similar revisions to page 96.

What are the fees that you will pay to the advisor …?, page 9

2. We note your response to comment 1 of our letter dated January 25, 2011. We note that you intend to include acquisition fees and expenses, non-cash restricted stock grant

amortization, and impairments in determining FFO. Please explain briefly what you mean when you state these items are deducted in calculating FFO. With respect to your defined term "FFO," please revise to clarify that you are not using FFO in your use of "FFO, as adjusted." Please make similar revisions to pages 81 and 114.

Management, page 60

3.   We note your disclosure on page 90 that six senior partners "share responsibility for overseeing key management functions, including general management, investing, asset management, financial reporting, legal and accounting activities, marketing strategy and investor relations." Please provide disclosure regarding the experience and background of each of the six senior partners or advise. Please refer to Item 401(c) of Regulation S-K.

Exhibit 8.1

4.   Please have counsel provide an updated opinion that it is based on the executed Articles of Amendment and Restatement or advise.

Sales Literature Dated January 11, 2011 - Brochure

5.   We note your statement on the cover page. Please note that you may only utilize picture of properties owned by you, your sponsor, or other programs of your sponsor. Please revise your piece as appropriate. In addition, please note all of the comments relating to the brochure submitted January 11, 2011 also apply to the brochure submitted February 2, 2011.

Investment "Best Practices"

6.   Please clarify that you do not own any properties at this time in the second bullet point. Please make similar revisions throughout your sales literature.

7.   Please remove the third bullet point as you have not paid distributions yet and do not have cash flow to cover distributions. Please make similar revisions throughout your sales literature.

8.   It appears that the fees you charge are generally consistent with other non-traded REITs. It is therefore not clear how you have "lower fees." Please remove the fourth bullet point. Please make similar revisions throughout your sales literature.

9.   Please clarify, in the fifth bullet point, that your charter permits you to maintain a higher level of leverage and specify the amount. Please make similar revisions throughout your sales literature.

10.   Please clarify, in the last bullet point that you may not engage in a liquidity event. Please make similar revisions throughout your sales literature.

Potential Investor Benefits

11.   Please clarify, in the first bullet point that your board may decide to suspend distributions.

12.   Please clarify, in the third and fifth bullet points, that your price is stable because your stock is not traded on an exchange and therefore there is no market valuation for your stock. Further, please clarify that your price is not based on your net asset value. Please clarify that if your stock was subject to market valuations or based on net asset value, your established price may fluctuate and could be substantially lower. Alternatively, please remove bullets three and five as potential investor benefits. Please make similar revisions throughout your sales literature.

13.   Please revise the fourth bullet point to clarify that investors will be responsible for paying taxes attributable to distributions and refer investors to the more detailed disclosure in the prospectus.

14.   In the second paragraph, please cite your source for your statement that Healthcare Trust of America is the largest, self-managed non-traded healthcare REIT. Additionally, please advise why you have not provided disclosure in your prior performance section regarding this entity.

15.   In the third paragraph, please explain the phrase "Thought Leader."

16.   We note that certain past programs have sustained net losses. Please remove or revise the statement: "We will increase shareholder value, as we do with all Realty Capital Securities' products …and a defined exit strategy."

The Healthcare REIT

17.   Please revise to present footnotes on the same page as the information you are footnoting.

Investment Features

18.   Please increase the font size of the information in this section so that it is equally prominent with the rest of your disclosure.

19.   Please clarify that your board may modify, suspend, or terminate your share repurchase program.

20.   Please increase the font size of your risk factors so that they are equally prominent with the rest of your disclosure.

21.   In risk factor (7), please clarify that you may borrow funds or sell assets to pay distributions.

Sales Literature Dated February 2, 2011

PowerPoint Presentation

22.   We note that certain pages of the document are not legible, including, but not limited to, pages 1 and 2. Please ensure that you provide a legible copy of your sales pieces. We may have further comments once we have reviewed a legible copy.

23.   Please note that you may only utilize picture of properties owned by you, your sponsor, or other programs of your sponsor. Please revise your sales piece as appropriate to either remove the pictures or identify the pictures as being owned by your sponsor or other programs of your sponsor.

24.   On page 5, please clarify that your charter permits you to maintain a high level of leverage and specify the amount. Please make similar revisions throughout your sales literature.

25.   On page 5, please explain what you mean by "close of offering." Additionally, please clarify that you may continue indefinitely if you do not receive sufficient votes to liquidate. Please make similar revisions throughout your sales literature.

26.   On page 10, please cite the sources that support your statements. Please make similar revisions throughout your sales literature.

27.   On page 23, please clarify the limits applicable to your share repurchase program and clarify that your board may terminate, suspend or modify the plan upon 30 days notice. Please make similar revisions throughout your sales literature.

Investor Postcard

28.   We note your statement on the cover page. Please note that you may only utilize picture of properties owned by you, your sponsor, or other programs of your sponsor. Please revise your piece as appropriate. Please make similar revisions throughout your sales literature.

29.   Please revise to provide a summary of your risk factors. Please make similar revisions throughout your sales literature.

Investor Scorecard

30.   We note that you intend to provide disclosure regarding the weighted average capitalization rate of your property portfolio. Please note that you will need to disclose the assumptions relied upon in determining the cap rate. In light of the fact that you do not currently have a portfolio, it is not clear how you can disclose how you will calculate the cap rate or the assumptions relied upon. Please remove this disclosure or advise.

31.   Please note that you cannot include disclosure regarding your annualized distributions until you have paid two full quarters. Therefore, please remove the line item "Current Annualized Monthly Distribution Rate."

32.   Please increase the font size of your risk factors so that they are equally prominent with the rest of your disclosure.

33.   In risk factor (7), please clarify that you may borrow funds or sell assets to pay distributions.

Property Sheet

34.   We note that you intend to provide disclosure regarding the weighted average capitalization rate. Please note that you will need to disclose the assumptions relied upon in determining the cap rate. Please clarify whether you will provide this information based on the particular property or the entire portfolio. In light of the fact that you do not currently have a portfolio, it is not clear how you can disclose how you will calculate the cap rate or the assumptions relied upon. Please remove this disclosure or advise.

35.   Please increase the font size of your risk factors so that they are equally prominent with the rest of your disclosure.

36.   In risk factor (7), please clarify that you may borrow funds or sell assets to pay distributions.

Banner

37.   Please provide a legible revised piece. The piece provided is difficult to read.

38.   Please clarify, in the second bullet point that your board may decide to suspend distributions. Please make similar revisions throughout your sales literature.

39.   Please increase the font size of your risk factors so that they are equally prominent with the rest of your disclosure.

40.   In risk factor (7), please clarify that you may borrow funds or sell assets to pay distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq. *(via facsimile)*
     Proskauer Rose LLP